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News Release

Investor Contact:	Media Contact:
John Kechejian	Jason Stewart
Vice President, Investor Relations	Director, Public Relations
(203) 328-9470	(203) 328-8339
john.kechejian@thomson.com	jason.stewart@thomson.com

For Immediate Release

THOMSON REPORTS FULL-YEAR AND
FOURTH-QUARTER 2002 RESULTS

(Unless otherwise stated, all amounts are in US dollars)

STAMFORD, Conn. and TORONTO, February 26, 2003 — The Thomson Corporation (TSX: TOC; NYSE: TOC) today reported solid growth in revenues and earnings before interest, tax, depreciation, amortization and restructuring charges (EBITDA) for the year ended December 31, 2002.

Financial highlights for full-year 2002 include:

  •
  Revenues grew 7% to $7.8 billion in 2002.

  •
  EBITDA increased 15% to $2.1 billion for the year.

  •
  EBITDA margin increased to 26.6% of revenues from 24.7% in 2001.

  •
  Earnings attributable to common shares were $596 million, or $0.93 per common share, in 2002, compared to $749 million, or $1.19 per common share, in 2001. Full-year results reflect the benefits from a new accounting standard eliminating amortization of goodwill, as well as an earnings benefit related to a Thomson pension plan. The decrease in earnings was largely due to dilution from the acquisition of select Harcourt businesses, including higher interest and amortization costs, the Corporation's share of a write-down of goodwill recorded by Bell Globemedia Inc., and net losses on disposals of businesses and investments in 2002, compared to gains on sales of discontinued newspapers and other businesses in 2001.

  •
  On a comparable accounting basis, and after adjusting for discontinued operations and one-time items, adjusted earnings from continuing operations grew 8% to $694 million, or $1.08 per common share, in 2002, compared to $1.03 per common share in 2001.

  •
  Free cash flow increased 69% to $980 million, largely reflecting improved operating efficiencies, lower capital expenditures and reduced levels of acquisition and disposal related costs. Growth was offset, in part, by voluntary pension contributions of $142 million, before tax.

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Thomson Reports Full-Year/Fourth-Quarter 2002 Results
February 26, 2003

  •
  Thomson and its principal shareholder completed a successful $1 billion common share offering and listing on the New York Stock Exchange on June 12, 2002, providing additional liquidity for shareholders, improving the Corporation's visibility within the U.S., one of its most important markets, and providing Thomson with enhanced access to the largest capital market in the world.

        "We are very pleased with our performance in 2002, resulting from the successful execution of our strategic priorities," stated Richard J. Harrington, president and chief executive officer. "Under challenging market conditions, we achieved steady growth across Thomson as we brought several significant new products and services to market and effectively integrated our recent acquisitions. Going forward, we will continue to leverage the full depth, breadth and quality of Thomson offerings to provide market-leading customer solutions, drive efficiency, and deliver superior value to our shareholders."

Fourth-Quarter Results

        Revenue for the quarter was $2.2 billion, a 3% increase over the fourth quarter of 2001. Each Thomson market group expanded its margins significantly compared to the fourth quarter of 2001, increasing consolidated EBITDA 23% to $772 million. Earnings attributable to common shares were $283 million, or $0.44 per common share, for the fourth quarter of 2002, compared to $254 million, or $0.40 per common share, in the year-earlier period. Earnings for the fourth quarter of 2002 reflect the benefit from a new accounting standard eliminating amortization of goodwill. Fourth-quarter 2002 results also include a $22 million earnings benefit arising from the reversal of a valuation allowance with respect to the Corporation's principal UK pension plan, increasing reported earnings per share by $0.03.

        On a comparable accounting basis, and after adjusting for discontinued operations and one-time items, adjusted earnings from continuing operations for the fourth quarter of 2002 were $373 million, or $0.57 per common share, compared to $302 million, or $0.48 per common share, for the same period in 2001.

2002 Full-Year and Fourth-Quarter Business Highlights:

  •
  In 2002, Legal & Regulatory revenues grew 4% to $3.0 billion, and EBITDA grew 8% to $928 million. Revenue growth resulted from increased global sales of online services, newly acquired businesses, strong subscription renewals at Thomson Tax & Accounting and increased sales in the FindLaw business. Revenue growth for the year was offset, in part, by reduced global trademark search activity and weakness in the News & Business Information sector.

  In the fourth quarter, Legal & Regulatory revenues were $834 million compared to $838 million in 2001, while EBITDA increased 6% to $331 million. Revenues were down slightly in the quarter due to reduced print revenues at West and continued weakness in the News & Business Information sector.

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Thomson Reports Full-Year/Fourth-Quarter 2002 Results
February 26, 2003

  •
  In 2002, Learning revenues grew 24% to $2.3 billion, and EBITDA grew 28% to $520 million. Revenue growth was attributable to the Harcourt acquisition, as well as strong growth within the Higher Education businesses in the U.S. and internationally, and growth in the human resource consulting and computer-based testing businesses. EBITDA improvements resulted from increased revenue growth, as well as successful completion of integration initiatives that were achieved ahead of schedule, and lower one-time costs associated with the Harcourt acquisition.

  In the fourth quarter, Learning revenues grew 9% to $677 million, and EBITDA grew 30% to $214 million. Revenue growth was the result of increased sales from core Academic and International businesses. EBITDA growth was partially a result of lower one-time costs associated with the Harcourt integration in the fourth quarter of 2002 compared to the same period in 2001.

  •
  In 2002, Thomson Financial revenues declined 3% to $1.5 billion, while EBITDA increased 4% to $418 million. The revenue decline was attributable to overall weakness in the global financial services industry. Thomson Financial achieved strong margin growth as a result of its focus on leveraging and efficiency initiatives, including implementation of cost control programs, the consolidation of its Investment Banking and Sales and Trading groups, and further rationalization of back office functions.

  In the fourth quarter, revenues declined 3% to $380 million, while EBITDA increased 6% to $120 million. In December, Thomson signed a major contract with Merrill Lynch to jointly develop and implement a new Wealth Management Technology Platform to service the needs of more than 25,000 Merrill Lynch Advisors, further enhancing the position of Thomson as a leader in the global financial services information industry.

  •
  In 2002, Scientific & Healthcare revenues grew 13% to $780 million, and EBITDA grew 18% to $206 million. Revenue growth was largely attributable to strategic acquisitions made during the year (including Gardiner-Caldwell, Current Drugs and Wila Verlag), as well as increased subscription revenues from the Web of Science, Derwent and Micromedex products. Within Healthcare, a decline in magazine advertising revenues and weaker directory copy sales partially offset growth in the year.

  In the fourth quarter, Scientific & Healthcare revenues grew 16% to $252 million, and EBITDA grew 23% to $97 million. In December, Thomson acquired Delphion Research, a full-text patent research solution serving professional researchers and businesses worldwide.

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Thomson Reports Full-Year/Fourth-Quarter 2002 Results
February 26, 2003

        Thomson Media revenues, which are reported within "corporate and other," declined 9% in 2002 to $201 million largely as a result of continued weakness in the advertising market. In 2002, EBITDA within the Media group more than doubled to $30 million as a result of a continued focus on restructuring and cost reduction programs.

        A non-cash charge of $67 million, net of tax, was included in the Corporation's fourth-quarter 2002 earnings reflecting its share of a write-down of goodwill recorded by Bell Globemedia Inc. (BGM). On February 7, 2003, Thomson announced it signed an agreement to sell its 20% interest in BGM to its principal shareholder, The Woodbridge Company Limited, for $279 million. Thomson will realize a gain from the sale of BGM, which is expected to close in March, largely offsetting the fourth quarter impairment charge.

        Beginning in the first quarter of 2003, Thomson will reflect stock option expense within its income statement and will restate prior periods. Accordingly, the expense will reflect the cost of all outstanding options, not just options granted in 2003. Stock option expense would have reduced reported basic earnings per share by $0.02 in 2002 and $0.01 in 2001.

Series V Preference Shares Redemption

        Thomson has exercised its right to redeem all of its outstanding Series V Cumulative Redeemable Preference Shares with a redemption date of April 14, 2003. The shares will be redeemed at a price of Cdn$25.50 in addition to any accrued and unpaid dividends up to, but not including, the redemption date. Currently, there are 18,000,000 outstanding Series V Preference Shares. Instructions regarding the receipt of the redemption amount are being mailed to registered holders of the Series V Preference Shares.

2003 Financial Outlook

        The Corporation's financial targets over the long term remain the achievement of average annual revenue growth between 7% and 9%, the expansion of EBITDA margins, and the improvement of its free cash flow generation. Early indications suggest that continued economic softness and market uncertainty will continue in 2003. In this environment the Corporation does not expect to achieve its long-term revenue growth targets in 2003. However, the Corporation anticipates that its overall revenues will continue to grow despite softness in some areas. EBITDA margins are expected to continue to expand and the Corporation will maintain its focus on driving free cash flow in 2003.

The Thomson Corporation

        The Thomson Corporation, with 2002 revenues of $7.8 billion, is a global leader in providing integrated information solutions to business and professional customers. Thomson provides value-added information, software tools and applications to more than 20 million users in the fields of law, tax, accounting, financial services, higher education, reference information, corporate training and assessment, scientific research and healthcare. The Corporation's common shares are listed on the Toronto and New York stock exchanges (TSX: TOC; NYSE: TOC).

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Thomson Reports Full-Year/Fourth-Quarter 2002 Results
February 26, 2003

Note: The Thomson Corporation will webcast a discussion of full-year and fourth-quarter results beginning at 10:30 am EST today. To participate in the webcast, please visit www.thomson.com and click on the "Investor Relations" link located at the top of the page.

Note: Segmented results are presented on the basis of ongoing businesses, which exclude disposals. Disposals are businesses sold or held for sale, which do not qualify as discontinued operations. Discontinued operations include the results of our former newspaper operations. EBITDA, adjusted operating profit, free cash flow, adjusted earnings from continuing operations and related measures are used by Thomson to measure the Corporation's performance but do not have any standardized meaning prescribed by Canadian generally accepted accounting principles (GAAP) and therefore are unlikely to be comparable with the calculation of similar measures for other companies, and should not be viewed as alternatives to operating profit, net income, cash flow from operations or other measures of financial performance calculated in accordance with GAAP. We define and reconcile our EBITDA, adjusted operating profit and adjusted earnings from continuing operations to our income statement under GAAP, and we reconcile free cash flow to our cash flow statement under GAAP, in the following tables.

This news release, in particular the section under the heading "2003 Financial Outlook," includes forward-looking statements, which are based on certain assumptions and reflect the Corporation's current expectations. These forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. Some of the factors that could cause actual results to differ materially from current expectations are: actions of our competitors; failure of our significant investments in technology to increase our revenues or decrease our operating costs; failure to fully derive anticipated benefits from our acquisitions; failure to develop additional products and services to meet our customers' needs, attract new customers or expand into new geographic markets; failure to meet the special challenges involved in expansion of our operations outside North America; failure to recruit and retain high quality management and key employees; consolidation of our customers; increased self-sufficiency of our customers; increased accessibility to free or relatively inexpensive information sources; failure to maintain the availability of information obtained through licensing arrangements and changes in the terms of our licensing arrangements; changes in the global economic conditions; inadequate protection of our intellectual property rights; an increase in our effective income tax rate; impairment loss affecting our goodwill and identifiable intangible assets recorded on our balance sheet; and failures or disruptions of our electronic delivery systems or the Internet. Additional factors are discussed in the Corporation's materials filed with the securities regulatory authorities in Canada and the United States from time to time. The Corporation disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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Thomson Reports Full-Year/Fourth-Quarter 2002 Results
February 26, 2003

CONSOLIDATED STATEMENT OF EARNINGS(1)
(millions of US dollars, except per common share data)

	Three Months Ended December 31		Twelve Months Ended December 31
	2002	2001	2002	2001
	(unaudited)
Revenues	2,190	2,128	7,756	7,237
Cost of sales, selling, marketing, general and administrative expenses	(1,418)	(1,499)	(5,696)	(5,451)
Depreciation	(146)	(119)	(542)	(476)
Amortization	(72)	(127)	(288)	(444)
Restructuring charges	—	(10)	(6)	(30)

Operating profit	554	373	1,224	836
Net (losses) gains on disposals of businesses and investments	(28)	3	(34)	302
Net interest expense and other financing costs	(72)	(70)	(291)	(236)
Income taxes	(103)	(36)	(192)	(168)
Equity in losses of associates	(72)	(14)	(101)	(50)

Earnings from continuing operations	279	256	606	684
Earnings from discontinued operations	9	5	9	92

Net earnings	288	261	615	776
Dividends declared on preference shares	(5)	(7)	(19)	(27)

Earnings attributable to common shares	283	254	596	749

Basic and fully diluted earnings per common share:
— from continuing operations	$0.42	$0.40	$0.92	$1.05
— from discontinued operations	$0.02	—	$0.01	$0.14

	$0.44	$0.40	$0.93	$1.19

Supplemental earnings information:
Earnings attributable to common shares, as above	283	254	596	749
Adjustments:
Earnings from discontinued operations	(9)	(5)	(9)	(92)
One time items:
Net losses (gains) on disposals of businesses and investments	28	(3)	34	(302)
Restructuring charges	—	10	6	30
Tax on above items	4	(3)	—	66
BGM goodwill impairment	67	—	67	—
Effect of new accounting standard(2)	—	49	—	194

Adjusted earnings from continuing operations	373	302	694	645

Adjusted basic and fully diluted earnings per common share from continuing operations	$0.57	$0.48	$1.08	$1.03

Notes to consolidated statement of earnings

(1)
Where necessary, certain amounts for 2001 have been reclassified to conform to the current year's presentation. Specifically, the subtotals for "Earnings before interest, tax, depreciation, amortization and restructuring charges" and "Operating profit before amortization and restructuring charges" no longer appear on the face of the consolidated statement of earnings and retained earnings, and "Dividends declared on preference shares" are no longer included in "Earnings from continuing operations." These changes had no effect on "Earnings attributable to common shares" nor on "Earnings per common share."

(2)
Represents the reduction of amortization, net of tax, of identifiable intangible assets and goodwill as if the new accounting standard was in effect in 2001.

Thomson Reports Full-Year/Fourth-Quarter 2002 Results
February 26, 2003

CONSOLIDATED BALANCE SHEET
(millions of US dollars)

	December 31
	2002	2001
Assets
Cash and cash equivalents	709	532
Accounts receivable, net of allowances	1,534	1,700
Inventories	287	256
Prepaid expenses and other current assets	274	275
Deferred income taxes	215	248

Current assets	3,019	3,011
Property and equipment, net	1,548	1,552
Identifiable intangible assets, net	4,713	4,921
Goodwill	8,076	7,903
Other non-current assets	1,186	1,263

Total assets	18,542	18,650

Liabilities and shareholders' equity
Liabilities
Short-term indebtedness	316	620
Accounts payable and accruals	1,641	1,888
Deferred revenue	927	882
Current portion of long-term debt	318	473

Current liabilities	3,202	3,863
Long-term debt	3,487	3,651
Other non-current liabilities	1,131	1,229
Deferred income taxes	1,768	1,687

Total liabilities	9,588	10,430
Shareholders' equity
Share capital	2,803	2,198
Cumulative translation adjustment	(64)	(231)
Retained earnings	6,215	6,253

Total shareholders' equity	8,954	8,220

Total liabilities and shareholders' equity	18,542	18,650

Thomson Reports Full-Year/Fourth-Quarter 2002 Results
February 26, 2003

CONSOLIDATED STATEMENT OF CASH FLOW
(millions of US dollars)

	Three Months Ended December 31		Twelve Months Ended December 31
	2002	2001	2002	2001
	(unaudited)
Cash provided by (used in):
Operating activities
Earnings from continuing operations	279	256	606	684
Add back (deduct) items not involving cash:
Amortization of development costs and capitalized software	10	41	46	104
Depreciation	146	119	542	476
Amortization	72	127	288	444
Net losses (gains) on disposals of businesses and investments	28	(3)	34	(302)
Deferred income taxes	49	(16)	101	75
Equity in net losses of associates, net of tax	72	14	101	50
Other, net	13	10	46	34
Voluntary pension contribution	(35)	—	(142)	—
Changes in working capital and other items	211	268	69	79
Cash provided by operating activities — discontinued operations	—	1	—	7

Net cash provided by operating activities	845	817	1,691	1,651
Investing activities
Acquisitions of businesses and investments	(50)	(6)	(272)	(2,419)
Proceeds from disposals of businesses and investments	28	45	51	209
Additions to property and equipment	(167)	(209)	(523)	(684)
Other investing activities	(33)	(78)	(166)	(359)
Proceeds from disposal of newspaper businesses	—	23	—	239
Cash used in investing activities — discontinued operations	—	(1)	—	(1)

Net cash used in investing activities	(222)	(226)	(910)	(3,015)
Financing activities
Proceeds from debt	—	703	400	2,054
Repayments of debt	(28)	(55)	(540)	(281)
Net (repayments) borrowings of short-term loan facilities	(281)	(1,162)	(604)	116
Proceeds from issuance of common shares	—	—	437	—
Dividends paid on preference shares	(5)	(8)	(22)	(28)
Dividends paid on common shares	(75)	(70)	(283)	(279)
Other financing activities, net	—	(13)	(2)	(19)

Net cash (used in) provided by financing activities	(389)	(605)	(614)	1,563

	234	(14)	167	199
Translation adjustments	4	(2)	10	(4)

Increase (decrease) in cash and cash equivalents	238	(16)	177	195
Cash and cash equivalents at beginning of period	471	548	532	337

Cash and cash equivalents at end of period	709	532	709	532

Supplemental cash flow information:
Net cash provided by operating activities, as above	845	817	1,691	1,651
Additions to property and equipment, as above	(167)	(209)	(523)	(684)
Other investing activities, net, as above	(33)	(78)	(166)	(359)
Dividends paid on preference shares, as above	(5)	(8)	(22)	(28)

Free Cash Flow	640	522	980	580

Thomson Reports Full-Year/Fourth-Quarter 2002 Results
February 26, 2003

BUSINESS SEGMENT INFORMATION*
(millions of US dollars)
(unaudited)

	Three Months Ended December 31			Twelve Months Ended December 31
	2002	2001	change	2002	2001	change
Revenues:
Legal and Regulatory	834	838	—	2,961	2,844	4%
Learning	677	622	9%	2,290	1,851	24%
Financial	380	392	-3%	1,543	1,585	-3%
Scientific and Healthcare	252	218	16%	780	692	13%
Corporate and other(1)	57	60	-5%	201	222	-9%
Intercompany eliminations	(13)	(7)		(39)	(32)

Total ongoing businesses	2,187	2,123	3%	7,736	7,162	8%
Disposals(2)	3	5		20	75

Total revenues	2,190	2,128	3%	7,756	7,237	7%

EBITDA:(3)
Legal and Regulatory	331	312	6%	928	860	8%
Learning	214	165	30%	520	406	28%
Financial	120	113	6%	418	401	4%
Scientific and Healthcare	97	79	23%	206	174	18%
Corporate and other(1)	10	(35)		(10)	(52)

Total ongoing businesses	772	634	22%	2,062	1,789	15%
Disposals(2)	—	(5)		(2)	(3)

Total EBITDA	772	629	23%	2,060	1,786	15%

Adjusted Operating Profit:(3)
Legal and Regulatory	289	274	5%	769	713	8%
Learning	165	133	24%	354	264	34%
Financial	77	75	3%	249	252	-1%
Scientific and Healthcare	90	72	25%	179	150	19%
Corporate and other(1)	4	(36)		(29)	(60)

Total ongoing businesses	625	518	21%	1,522	1,319	15%
Disposals(2)	1	(8)		(4)	(9)

Total adjusted operating profit	626	510	23%	1,518	1,310	16%

Reconciliation of operating profit to adjusted operating profit and EBITDA:(3)
Operating profit	554	373		1,224	836
Add back:
Restructuring charges	—	10		6	30
Amortization	72	127		288	444

Adjusted operating profit	626	510		1,518	1,310
Add back:
Depreciation	146	119		542	476

EBITDA	772	629		2,060	1,786

        *Notes to business segment information for continuing operations

(1)
Corporate and other includes the results of the Thomson Media group, a non-reportable segment comprised of businesses that provide specialized information to commercial banks and financial services and financial planning companies, as well as corporate costs and costs associated with Thomson stock appreciation rights.

(2)
Disposals consist of the results of businesses sold or held for sale, which do not qualify as discontinued operations.

(3)
The table provides a reconciliation of operating profit within the consolidated statement of earnings to both earnings before interest, tax, depreciation, amortization and restructuring costs (EBITDA) and operating profit before amortization and restructuring costs (adjusted operating profit) included within the business segment information for the three months and the twelve months ended December 31, 2002 and 2001.

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CONSOLIDATED STATEMENT OF EARNINGS (1) (millions of US dollars, except per common share data)
CONSOLIDATED BALANCE SHEET (millions of US dollars)
CONSOLIDATED STATEMENT OF CASH FLOW (millions of US dollars)
BUSINESS SEGMENT INFORMATION* (millions of US dollars) ( unaudited )